

November 3, 2014

<u>Via E-mail</u>
Dong Yu
Chief Executive Officer
Bona Film Group Limited
18/F, Tower 1, U-town Office Building
No. 1 San Feng Bei Li, Chaoyang District
Beijing 100020, People's Republic of China

> **Re: Bona Film Group Limited**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed October 14, 2014**
> **File No. 333-195426**

Dear Mr. Yu:

We have reviewed your response to our May 13, 2014 comment letter and have the following comments.

<u>Exhibit 5.1</u>

1. We note your response to our prior comment 3 and reissue in part. We further note that certain assumptions appear to be inappropriate to make in a qualified opinion at this time, including assumptions (d) and (i). Please have counsel revise to remove such assumptions and confirm that counsel will file an unqualified opinion that also omits assumptions (f), (h) and (l) at the time of each takedown of the securities pursuant to the registration statement. For guidance, please refer to Staff Legal Bulletin 19, available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

2. With respect to the legality of the selling shareholder shares, please have counsel state that the shares are legally issued, fully paid and non-assessable.

You may contact Julie Griffith at 202-551-3267 or me at 202-551-3642 with any questions you may have.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Amy Xu
Bona Film Group Limited
Chris Lin
Simpson Thacher & Bartlett LLP